Avenue South Ltd.
5 Victory Road
Suffern, New York 10901
Tel: 845-548-0888

September 13, 2010

By EDGAR Transmission
H. Christopher Owings, Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:     Avenue South Ltd.
Registration Statement on Form S-1
Filed July 28, 2010
File No. 333-168346

Dear Mr. Owings:

On behalf of Avenue South Ltd. (“Avenue South” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 16, 2010, providing the Staff’s comments with respect to the above referenced Form S-1.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Risk Factors page 6

1.  We note that for the year ended March 2010, you sold your entire inventory to your major customer and that for the three months ended June 30, 2010, you sold approximately $20,000 of your products to this major customer. We further note your statement on page 12 that if your major customer ceases “distribution of [y]our products, then [y]our sole source of distribution will be through your website, which has not generated any significant revenue to date.” Please add a risk factor to disclose the risks associated with your dependence on a major customer.

Avenue South Response:

We agree with the Staffs’ comment and we will add a risk factor that will state the following:

Since March 2010 we have derived most of our revenues from a single customer, Crown Trend, who distributes our products in Hong Kong. Our dependency on Crown Trend could negatively impact our business, operating results and financial condition.

For the years ended March 31, 2010 and 2009, Crown Trend accounted for 100% and 0% of our total sales, respectively. We do not have any formal contract with Crown Trend and Crown Trend can decide not to purchase our products at any time without penalty. The loss of, or reduction of our sales to, Crown Trend could have a material adverse effect on our business, operating results and financial condition. We have also added an additional bullet point risk factor in our summary of risk factors section.

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Our success depends on the continuing efforts of .., page 7

2.  We note that your disclosure on page 2 that the loss of Ms. Ngai may result in the loss of your major customer. Please describe the relationship between Ms. Ngai and your major customer to clarify why you may lose your major customer if Ms. Ngai leaves the company.

Avenue South Response:

Ms. Ngai met Crown Trend though her business contacts in Hong Kong. She does not have any business relationship with Crown Trend outside of our company’s sales to Crown Trend. Ms. Ngai is our only employee or agent in Hong Kong and she is, and historically has been, responsible for maintaining our relationship with Crown Trend given her physical proximity to Crown Trend. Given that Ms. Ngai is physically located in Hong Kong and has been responsible for maintaining our relationship with Crown Trend and facilitating responses to sales inquires, sales returns and sales orders, the loss of her services could adversely affect our business relationship with Crown Trend and the service level provided to Crown Trend. We will revise the disclosure to state:

The loss of Ms. Ngai as our Director, Treasurer and Vice President of Sales may result in the loss of our major customer. Ms. Ngai does not have any business relationship with Crown Trend outside of our company’s sales to Crown Trend. Ms. Ngai, however, is our only employee or agent in Hong Kong and she is, and historically has been, responsible for maintaining our relationship with Crown Trend given her physical proximity to Crown Trend. Given that Ms. Ngai is physically located in Hong Kong and has been responsible for maintaining our relationship with Crown Trend and facilitating responses to sales inquires, sales returns and sales orders, the loss of her services could adversely affect our business relationship with Crown Trend and the service level provided to Crown Trend.

Determination of Offering Price, page 11

3.  Please describe the factors you considered in determining the $0.05 share price. See Item 505 of Regulation S-K.

Avenue South Response:

There is no established public trading market for our stock. We projected $100,000 in revenue for the year ended March 31, 2011, and using a an arbitrary multiple of 2 times our revenue, we calculated a valuation of the company of $200,000. Taking this valuation and dividing it by the 4,200,000 total shares outstanding in the company after the private placement, the per share valuation of the company is $0.05 per share. We did not consider any other factors in determining the $0.05 share price. We revised the disclosure in our registration statement to reflect the factors we considered to determine the share price.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Recent Development. Page 12

4.  Please briefly describe the liquidated damages provisions set forth in Section 1.1(iv) of the registration rights agreement, and if the company is currently required to issue any additional shares as a result of the liquidated damages provisions, please disclose.

Avenue South Response:

We agree with the Staff comment that additional disclosure is needed and we will make the following disclosure of the additional shares that may need to be issued if we fail to register the shares sold in the private placement by the specified date:

Upon the failure by the Company to have the Registration Statement declared effective within 180 days from the date of the closing of our offering (September 27, 2010), the Company may be required to issue additional shares of its common stock (valued at $0.02 per share) to each Subscriber as liquidated damages. The penalty amount is equal to five percent of the subscription price paid by each subscriber for the first month starting September 27, 2010, if the Registration Statement is not declared effective by that date. The penalty amount equals an additional 87,500 total common shares that may be issued to all the investors for a one month delay and one percent of the subscription price paid in shares (valued at $0.02 per share) for every month thereafter. The maximum amount of liquidated damages due shall not exceed twenty five percent of the Subscription Price paid by the Subscribers (valued at $0.02 per share), which equals a potential maximum of 437,500 additional total common shares that may be issued to all subscribers.

Principal Factors Affecting our Financial Performance, page 12

5.  You disclose you are dependent on a major customer and distributor based in Hong Kong. Please expand your disclosure to also indicate the extent to which your product line is composed of imported products or products drop-shipped from vendors outside the United States to enable investors to better understand your operations and the factors that may affect your financial performance.

Avenue South Response:

All products are obtained from United States vendors who drop ship the inventory we purchase from them to our Hong Kong customer. We will expand our disclosure to state:

We acquire our product inventory from several wholesale vendors all located in the United States who will also drop-ship the inventory we purchase from them to our Hong Kong customer and any other customers that may buy our products in the future.

Management, page 20

Directors and Executive Officers, page 20

6.  Please expand your description of Ms. Ngai’s business experience to specify her principal occupation and employment during the past five years. For example, please state when Ms. Ngai was employed by Maxfirm Industrial Ltd. and the position(s) held while there. See Item 401(e)(1) of Regulation S-K.

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Avenue South Response:

We will revise our disclosure to read as follows:

Ms. Ngai was appointed as Vice President Sales and Director on March 28, 2010. For the past 5 years, Ms. Ngai worked with Maxfirm Industrial Ltd. as Marketing and Finance manager. She has more than 10 years experience in finance and marketing housewares and other products for households and its major customer was Li & Fung Ltd., a HK listed company, engaged in the retail business with global sales network. She is responsible for our marketing and promotion of our Art products for home décor and will focus on enhancing our distribution networks in Hong Kong. Ms.Ngai, who resides in Hong Kong full time, was able to introduce us to our major customer in Hong Kong and will continue marketing our products to our major customer and other Hong Kong distributors.

Certain Relationships and Related Transactions, page 23

7.  Please provide the information required by Item 404 of Regulation S-K with respect to the July 6, 2007 and December 17, 2008 transactions with Ms. Goldman.

Avenue South Response:

We will make the following disclosure in this section:

Stock transactions with related party

On July 6, 2007, our principal stockholder, Irina Goldman, acquired 100% of the equity of Avenue South, Inc., a North Carolina corporation for $10,000. On July 6, 2007, Avenue South Ltd., a Nevada corporation was formed by Ms. Goldman and Ms. Goldman entered into a share exchange agreement, pursuant to which all the common stock held by Ms. Goldman in Avenue South, Inc. was acquired by Avenue South Ltd. by issuing 2 million common shares to Ms. Goldman. Avenue South Ltd. then became the parent corporation owning 100% of Avenue South, Inc.

Private Placement

On December 17, 2008, we issued 450,000 shares of our Common Stock to our then sole stockholder, Ms. Goldman, at $0.02 per share, for total proceeds of $9,000.

8.  We note that debt to related parties totaled $112,210, which included $77,235 due to Ms. Goldman and $34,975 due to Ms. Ngai. If evidenced in writing, please file these loan agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

Avenue South Response:

These are non-interest bearing loan agreements that were oral agreements with the company, not evidenced in writing. They are payable on demand. If necessary, we can create a note for both loan agreements.

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Promoters and Certain Control Persons, page 24

9.  It appears that Ms. Goldman and Ms. Ngai are promoters as defined in Rule 405 of Regulation C. Please revise your disclosure accordingly.

Avenue South Response:

We will revise the disclosure accordingly and state the following:

Ms. Goldman and to a lesser extent Ms. Ngai are considered promoters under the Securities Act of 1933 as a result of their ownership, operation and control of the company. As such, both Ms. Goldman and Ms. Ngai will have additional reporting and disclosure obligations and limitations on their ability to buy and sell securities.

Promoters and Certain Control Persons, page 24

10.  In the footnotes to your selling stockholder table, please identify clearly the natural person(s) who have or share voting or investment power over the common stock held by Fuseta Limited, All Good Foundation Limited, and Aplus & Partners Corporate Services Limited. See Regulation S-K Compliance and Disclosure Interpretations, Section 140. Item 507 - Selling Security Holders, Question140.02. available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

Avenue South Response:

We will make the required disclosure. Below is the information that we will disclose:

Fuseta Limited -Ms. Sau Chun Ngai has sole voting and dispositive control over the securities held by Fuseta Limited

All Good Foundation Limited -Mr. Tsz Tat Ho and Mr. Sze Wai Gary Yan share voting and dispositive control of the securities held by All Good Foundation Limited.

Aplus & Partners Corporate Services Limited. -Ms. Shuk Ying Irene Lai, and Ms. Sau Chun Ngai share voting and dispositive control over the securities held by Aplus & Partners Corporate Services Limited.

11.  We note your statement that none of the selling stockholders has any “family relationships” with your officers, directors or controlling stockholders. Please disclose the nature of any position, office, or other material relationship which any selling stockholder has had within the past three years with the registrant or any of its predecessors or affiliates, including Avenue South, Inc. See Item 507 of Regulation S-K. If Chor Ying Ngai, Kwai Chun Ngai or Chi Chun Ngai are related to Fung Chun Ngai, your officer and director, please disclose.

Avenue South Response:

None of the selling shareholders has held any position, office or business relationship with Avenue South Ltd. over the past three years and have held no position, office or business relationship with Avenue South Inc. Chor Ying Ngai, Kwai Chun Ngai or Chi Chun Ngai are sisters of our officer and director, Ms. Fung Chun Ngai. but do not live in the same household each maintain a separate residence. They are all over 18 years old and there are no voting arrangements between them. We will revise the disclosure to state these facts.

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Description of Capital Stock, page 26

12.  We note your statement that “[a]ll of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assesable.” Please either include counsel’s consent to the prospectus discussion of the legal opinion in Exhibit 23.2 or remove this statement from your filing.

Avenue South Response:

We will revise this statement to read “all of the shares of common stock included in this prospectus are duly authorized, validly issued, fully paid and non-assessable”.

Plan of Distribution, page 27

13.  We note your statement that shares sold by your selling stockholders may be at “fixed or negotiated prices.” Until a market develops for your stock, you must sell your shares at a fixed price. Please revise.

Avenue South Response:

We will revise our disclosure to state that the sales will be at fixed prices until a market develops for our stock.

Notes to Consolidated Financial Statements, page F-18

2. Summary of Significant Accounting Policies, page F-18

14.  We note your major customer and principal distributor at this time is located in Hong Kong and one of your two officers is based in Hong Kong. Please advise us if you have any foreign currency transactions and what consideration was given to disclosing your accounting policy for foreign currency matters. Please refer to FASB ASC 830.

Avenue South Response:

The major customer and principal distributor are located in Hong Kong, however, all the transactions are transacted at US dollars and therefore, there are no foreign currency transactions. If we have foreign currency transactions in the future, we will record such exchange gain/loss in the income statements.

The Company will disclose the accounting policy for the foreign currency matters under Note 2 Summary of Significant Accounting Policies.

Revenue Recognition, page F-19

15.  We note your disclosure that customers do not have a general right of return. However, on page one, paragraph three, you state customers have a 30 day right of return on products. Please clarify your return policy and revised your disclosure for consistency. To the extent your customers have a 30 day right of return please explain whether returns have been significant.

Avenue South Response:

The Company has a 30 day return policy and the Company will revise its disclosure accordingly on page one, paragraph three. There have been no sales returns to date.

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16.  We note your report revenues gross, without regards to payment to suppliers who drop-ship inventory directly to your customers. We also note it is your intention not to hold inventory. To help us better understand your business please explain whether you act as a principal in supplying your customers with your products. Explain whether you take ownership of your inventory and whether you bear the risk of loss for collection, delivery and returns, Please refer to FASB ASC 605-45-45.

Avenue South Response:

The Company assesses its contracts to determine if the Company is acting as a principal or an agent. Key factors that the Company considers when determining whether it acts as a principal or an agent and our response to those factors indicated in parenthetically below includes: (i) whether the Company has separate contractual relationships with customers and the suppliers (Yes), (ii) is the Company taking title to the inventory upon payment and responsible for the loss of inventory upon shipment to the customer (Yes), (iii)  the Company commits to set the selling prices to its customer (Yes), (iv) the Company manages the overall relationship with the customers (Yes), (v) the company has credit risk for the amount due from the customer (Yes), and (vi) the Company has a direct obligations to the suppliers to pay for the inventory prior to drop-shipment to our customer (Yes). Based on the above, we have determined that we act as a principal in our transactions with our Hong Kong customer.

We will update our disclosure in the revenue recognition footnote to read the following:

Certain customer arrangements require evaluation of the criteria outlined in the accounting standards of reporting revenue Gross as a Principal Versus Net as an Agent   in determining whether it is appropriate to record the gross amount of revenue and related costs or the net amount earned as agent fees. Generally, when we are primarily obligated in a transaction, revenue is recorded on a gross basis. Other factors that we consider in determining whether to recognize revenue on a gross versus net basis include our assumption of credit risk, our latitude in establishing prices, our determination of service specifications and our involvement in the provision of services. When we conclude that we are not primarily obligated as a principal, we record the net amount earned as agent fees within net sales.

5. Due to a Stockholder, page F-20

You disclose here that a major stockholder advanced $112,210 to you for future operations, whereas on page 23 you disclose $77,235 was loaned by the major stockholder, Ms. Goldman, and $34,975 was loaned by Ms. Ngai, an officer and director. Please revise your disclosure as appropriate for consistency.

Avenue South Response:

The description under page 23 is correct. The Company will revise the disclosure in the notes to the financial statements to “Due to related parties” to be consistent with the disclosure on page 23.

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Outside Back Cover Page

18.  Please provide the dealer prospectus delivery obligation statement on the outside back cover of your prospectus. See Item 502(b) of Regulation S-K.

Avenue South Response:

We will provide the dealer prospectus delivery obligation statements on the outside back cover of the prospectus.

Exhibits, page II-2

19.  Please file Exhibit 23.1 as a separate exhibit rather than including within the registration statement, See Item 601 (b)(23) of Regulation S-K.

Avenue South Response:

The Company will file Exhibit 23.1 separate exhibit.

20.  Please revise your exhibit list to reflect that the consent of Law Offices of Gary R. Henrie is filed separately as Exhibit 23.2 rather than included in Exhibit 5.

Avenue South Response:

The Company will revise exhibit list to reflect that the consent of Law Offices of Gary R. Henrie is filed separately as Exhibit 23.2.

Undertakings

21.  Please include the undertaking required by Item 512(1)(5)(ii) of Regulation S-K. See Securitics Act Compliance and Disclosure Interpretations, Sections 229. Rule 430.C, Question 229.01, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

Avenue South Response:

The Company has previously included the undertaking required by Item 512(1)(5)(ii) of Regulation S-K. Please advise if you would like additional disclosure.

Signatures

22.  Please indicate in the second paragraph the date the registration statement was signed by Ms. Goldman and Ms. Ngai.

Avenue South Response:

We will revise and reflect the date of signature by Ms. Goldman and Ms. Ngai.

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Please identify the officer who is your principal financial officer.

Avenue South Response:

We will state that Ms. Irina Goldman is the principal financial officer.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Peter Sarkesian of Hardy, Lewis & Page, P.C. LLP, our outside special securities counsel, at (248) 645-0800.

Sincerely,

Avenue South Ltd.

By:/s/ Irina Goldman
Irina Goldman
Chief Executive Officer and Chief Financial Officer

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